June 27, 2017

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mara L. Ransom
Daniel Porco

Re:	WageWorks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
Definitive Proxy Statement on Schedule 14A
Filed March 17, 2017
File No. 001-35232

Ladies and Gentlemen:

On behalf of our client, WageWorks, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 14, 2017 relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2016 filed on February 23, 2017 and the Definitive Proxy Statement on Schedule 14A filed on March 17, 2017 (File No. 001-35232).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

U.S. Securities and Exchange Commission

June 27, 2017

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 26

1.	In your analysis of results of operations, you attribute period-to-period changes to a combination of several different factors, such as in your discussion of revenue for your Healthcare segment. When you list multiple factors that contributed to changes, please quantify, if possible, the impact of each factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

The Company advises the Staff that in its analysis of its results of operations, the Company considered key variables and financial measures management utilized in managing the business. The Company disclosed the factors and key drivers for the material changes in year-over-year revenue resulting from new clients, growth in new employee participation and acquisitions.

The Company advises the Staff that it utilizes multiple platforms to service its clients and employee participants. Some of these platforms are proprietary technology platforms that the Company has developed, some are platforms the Company has acquired through business combinations and others are third party platforms that the Company licenses. The Company cross-sells Consumer Directed Benefits (CDB) programs to existing, acquired and new employer clients across these platforms. Employee participant data for each employer client on various platforms are tracked differently according to specific CDB programs. Furthermore, clients the Company services under channel partnership agreements enroll in various programs with different plan year commencement dates. The complexity of platforms and service models obscures the quantitative analysis of changes in revenue at the client or employee participant level. While the Company discloses the total number of clients and number of participants; the Company believes that attempting to quantify the impact of changes in clients or participants to explain period-to-period changes in revenue would not be meaningful. The Company does not quantify such information for its internal analysis of its results of operations.

In connection with acquisitions of new businesses, the Company generally discloses pro forma financial information regarding the overall revenue and profitability impact, to the extent it is significant, in Note 3 Acquisitions and Channel Partner Arrangements of the Notes to Consolidated Financial Statements appearing in Item 8 of our 10-K. Consistent with one of the

U.S. Securities and Exchange Commission

June 27, 2017

growth strategies discussed in Item 1A. Risk Factors, the Company cross-sells additional CDB programs to the acquired client base. The newly acquired clients and the cross-selling of additional programs can be serviced on a mix of acquired and existing technology platforms. As a result, the Company is not readily able to track or quantify revenues from the acquired clients as a separate metric. The Company discloses the revenue contributions from an acquired Business on a directional basis across the respective major revenue captions under Healthcare and COBRA, but it is difficult to accurately quantify the impact on revenue from an acquisition and the Company has not done so historically.

The Company advises the Staff that management evaluates factors such as customers, client employee participation and acquisitions on a directional basis and that as explained above these factors are not mutually exclusive. Management does not have readily available or separable data to quantify these factors for it to rely on in its decision-making process or monitor these factors as key performance indicators.

However, the Company acknowledges the Staff’s comment and confirms the Company will consider disclosing the quantitative impact of various factors that explain period-to-period changes in its operating results to the extent such information is available and materially consistent with the requirements of Item 303(a) (3) of Regulation S-K and SEC Release 33-8350.

Definitive Proxy Statement on Schedule 14A

Performance Measures, page 32

2.	We note your disclosure that net income was selected as a performance-based objective for the 2016 Executive Bonus Plan. Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please disclose the net income threshold level, the achievement of which would lead an executive to be eligible to receive a payment under that performance objective, or tell us why you do not believe this disclosure is necessary.

The Company advises the Staff that the net income threshold level under the 2016 Executive Bonus Plan was One Million Dollars ($1,000,000). In future filings that require compensation disclosure with respect to performance-based objectives that include a threshold level of performance required to be eligible to receive payment, the Company will disclose the threshold levels.

U.S. Securities and Exchange Commission

June 27, 2017

**

Please direct any questions or comments regarding this letter to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

cc:	Joseph L. Jackson, WageWorks, Inc.
Colm M. Callan, WageWorks, Inc.
Kimberly L. Wilford, WageWorks, Inc.
Jeremy R. Peters, KPMG LLP